HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 August 22, 2018

Sherry Haywood
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.
            Form S-4
            File No. 333-225185

     This office represents Flexible Solutions International, Inc. Amendment No. 3 to the Company's registration statement on Form S-4 has been filed with the Commission. Information required by Item 14 of From S-4 can be found in Schedule's C and D to the amended registration statement.

     The section of the prospectus regarding Incorporation of Documents by Reference has been removed.


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart
                                          By
                                            William Hart